Exhibit 99.10

AMENDMENT NUMBER 1

TO THE

NOVO NORDISK PUERTO RICO 401(k) PLAN

WHEREAS, Novo Nordisk Inc. (“NNI” or the “Employer”) maintains the Novo Nordisk Puerto Rico 401(k) Plan (the “Plan”) (any capitalized term not otherwise defined herein shall have the definition set forth in the Plan); and

WHEREAS, the Plan is a prototype defined contribution retirement plan program sponsored by Pension Administrators Group, Inc., the terms of which are set forth in the Pension Administrators Group, Inc. Prototype Defined Contribution Retirement Plan Program (the “Master Plan Document”); and

WHEREAS, NNI elected to adopt the Master Plan Document pursuant to a Pension Administrators Group, Inc. Salary Deferral Retirement Plan Adoption Agreement, which was amended and restated effective January 1, 2011 (the “Adoption Agreement”) (the Adoption Agreement together with the Master Plan Document comprise the Plan); and

WHEREAS, under Section VII(B) of the Adoption Agreement, NNI elected for participants under the Plan to be responsible for the investment of their accounts under the Plan; and

WHEREAS, under Section 6.2 of the Master Plan Document, the employer or the plan administrator has the authority and discretion to establish a schedule of designations outlining the investment funds offered to participants under the Plan; and

WHEREAS, under Section 6.2(e) of the Master Plan Document, where the employer has elected to permit the participants or beneficiaries to select the investment of their accounts, the plan administrator may change the investment alternatives offered for investment and submit an amended schedule of designations, which may provide for a variance in the percentages of contributions to any particular fund; and

WHEREAS, among other investment alternatives, in accordance with Section 6.2 of the Master Plan Document, the Novo Nordisk Stock Fund, which invests exclusively in the common stock of Novo Nordisk A/S, is offered to participants as an investment alternative; and

WHEREAS, NNI desires to amend the Plan to affirmatively state that the Novo Nordisk Stock Fund is an investment alternative for participants under the Plan and to limit the amount of a participant’s account that can be allocated to the Novo Nordisk Stock Fund.

NOW, THEREFORE, the Plan is hereby amended, effective April 1, 2017, to incorporate the following terms:

1.     The Plan shall offer the Novo Nordisk Stock Fund as an available Fund. The Novo Nordisk Stock Fund shall invest exclusively and primarily in shares of common stock of Novo Nordisk A/S. The independent fiduciary shall be State Street Global Advisors, who shall serve as the named fiduciary, with discretion and authority, over the Novo Nordisk Stock Fund, including the discretion and authority to remove the Novo Nordisk Stock Fund from the Plan. As such, except to the extent otherwise required by applicable law or as may be necessary to satisfy its fiduciary duties and obligations under ERISA, the Plan Administrator shall not have the authority or discretion to remove the Novo Nordisk Stock Fund from the Plan.

2.    Effective April 1, 2017, Participants may not direct more than twenty percent (20%) of their future contributions into the Novo Nordisk Stock Fund.    Additionally, Participants whose position in the Novo Nordisk Stock Fund is in excess of twenty percent (20%) will not be permitted to transfer existing balances, including Rollover Contributions, into the Novo Nordisk Stock Fund nor will Participants be able to retain a percentage greater than twenty percent (20%) when initiating account rebalances.    The limitation described in this paragraph shall be administered in accordance with procedures established by the Plan Administrator.

3. Except as provided herein, the Plan shall remain in full force and effect.

THIS AMENDMENT NUMBER 1 to the Plan is hereby executed the 29th day of March, 2017.

NOVO NORDISK INC.

BY:	/s/ Maurice P. Raus

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